August 15, 2007

Mail Stop 6010

David Duquette
President
New Century Companies, Inc.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670

> **Re:**   **New Century Companies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 19, 2007**
> **File No. 333-144702**

Dear Mr. Duquette:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   It is generally inconsistent with Section 5 of the Securities Act to renegotiate the terms of an unregistered transaction while the related securities are the subject of a pending resale registration statement. In this regard, we note that the renegotiated terms documented in exhibit 10.19 are dated on the same date that you withdrew your prior registration statement. Please provide us a detailed timeline of your discussions with the selling shareholder regarding the revised terms. Include in your timeline information that you conveyed to us regarding the status of the renegotiation, including during your counsel's July 10, 2007 telephone call to us. Demonstrate how your actions are consistent with Section 5.

CAMOFI Private Placement, page 2

2.   Please revise the disclosure on page 4 to state directly whether you have any obligation to file any additional registration statements in which CAMOFI is a selling shareholder. Tell us which section of which exhibit governs your obligations in this regard. If you are obligated to file additional registration statements, please tell us how you determined that the additional registration statements will not cast doubt on whether your transaction, including the shares on the current registration statement, is properly characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Comparative Disclosure, page 11

3.   Given your disclosure in response to prior comment 2, please show us in detail your calculations underlying the 27% figure that you mention in your response to prior comment 1.

Selling Stockholders, page 29

4.   Please clarify how you determined that 3,000,000 is the "maximum number of shares" that will be converted under the notes.

5.   Please reconcile your disclosure that the offered shares underlie a Note with the statements in exhibit 5.1.

Undertakings, page II-7

6.   Please provide the undertakings required by Regulation S-B Item 512(a)(4) and (g)(2).

Signatures

7.   Please file currently dated signatures.

8.   Please clarify below the second paragraph required on the Signatures page who is signing the document in the capacity of controller or principal accounting officer.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

David Duquette
New Century Companies, Inc.
August 15, 2007
Page 4

       Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3646 with any other questions.

                                       Sincerely,

                                       Russell Mancuso
                                       Branch Chief

cc(via facsimile): Marc Ross, Sichenzia Ross Friedman Ference LLP